Exhibit 99.1

MOL Global Inc. Reports Unaudited Financial Results for the Three Month Period Ended September 30, 2014, and Other Material Developments

KUALA LUMPUR, Malaysia, December 1, 2014 – MOL Global, Inc. (NASDAQ: MOLG) ("MOL" or the “Company”), a leading e-payment enabler for online goods and services in emerging and developed markets, today announced (i) its unaudited financial results for the third quarter of 2014; (ii) certain errors in Revenue and Direct Cost and Other Ancillary Expenses in its Consolidated Statements of Profit or Loss and Other Comprehensive Income for the six month periods ended June 30, 2013 and 2014 and the year ended December 31, 2013 associated with the Company’s Vietnam subsidiary; (iii) that following  NASDAQ’s placing a T12 temporary trading halt on MOL’s American Depositary Shares (“ADSs”) on Monday, November 24, 2014, the Company has been formally requested to provide certain information to the NASDAQ and (iv);  the approval by the Board of Directors of the Company (the “Board”) of a share repurchase program.

Third Quarter 2014 Highlights

•	Consolidated revenue increased by 5.6% to MYR47.7 million (US$14.5 million) from MYR45.2 million in the corresponding period of 2013.
•	MOLPoints’ segment revenue increased by 12.7% to MYR30.5 million (US$9.3 million) from MYR27.1 million in the corresponding period of 2013.
•	MOLReloads’ segment revenue increased by 3.0% to MYR9.4 million (US$2.9 million) from MYR9.1 million in the corresponding period of 2013.
•	MOLPay’s segment revenue increased by 48.7% to MYR3.6 million (US$1.1 million) from MYR2.4 million in the corresponding period of 2013.
•	MMOG.asia’s segment revenue decreased by 36.7% to MYR3.9 million (US$1.2 million) from MYR 6.2 million in the corresponding period of 2013.

Mr. Ganesh Kumar Bangah, Chief Executive Officer of MOL, stated, “Despite some volatility in the start of our life as a public company, we are pleased to report growth for our core, e-payments platform. The discovery of an error in the presentation of revenue and direct costs and other ancillary expenses at our Vietnamese subsidiary as well as softness in our MMOG.asia gaming business have created volatility that we are addressing. On the gaming front, the softness was primarily due to a rapid shift in gaming habits whereby consumers are spending more time playing games on smartphones as compared to online. In order to address this, we are expanding our interaction with mobile app stores, game developers as well as other mobile partners.”

Mr. Bangah continued, “On our core e-payments business and growth front, we achieved several key business milestones during the quarter.  These milestones included growth for MOLPoints, MOLReloads and MOLPay, the completion of our PayByMe carrier billing acquisition, the signing of a new licensing agreement to launch a game in the Middle East and Brazil as well as the signing of MOUs with several major retail chains to execute our gift cards strategy.  Each of these milestones is vital for our strategy to expand into new markets, execute our mobile strategy, grow our online merchant network and accelerate real world payments in all of our key geographic markets. We believe that these initiatives are the key building blocks that will help us to meet our vision of becoming the leading e-payment platform for digital services in emerging markets.”

Third Quarter 2014 Business Milestones

•
Completed the PayByMe carrier billing acquisition which should enable MOL to collect payments from consumers of its merchant clients via its agreements with 27 mobile carriers across 10 countries in the Middle East.

•
Memorandum of Understanding (MOUs) to roll-out point-of-sale activated gift cards signed with six major retail chains in Malaysia, Indonesia and Thailand including prominent global convenience stores in Malaysia, Thailand and Indonesia. Collectively, these retail chains have more than 11,000 retail outlets and will distribute both mobile application store gift cards and e-commerce gift cards on behalf of MOL commencing in the first half of 2015.

•
MOLStore, a mobile application store built on the Android operating system, was rolled-out in Malaysia.  MOLStore will leverage the MOLPoints micropayment system to cater to third party application developers that requires alternative payments in emerging markets. MOLStore has initially signed 36 mobile games during the quarter.

•
MMOG.asia, which has the exclusive global licensing rights, excluding Greater China, for the web-based, multiplayer game titled Stallion Race, has agreed to license its publishing rights in the Middle East and Brazil to a key MOLPoints game publishing partner. As part of the agreement, MMOG.asia collected an upfront MYR5.0 million payment, which will be recognized as revenue over the contractual period.

Third Quarter 2014 Financial Results

CONSOLIDATED REVENUE
Consolidated revenue increased by 5.6% to MYR47.7 million (US$14.5 million) in the third quarter of 2014 from MYR45.2 million in the corresponding period of 2013. Consolidated revenue increased primarily due to the growth of MOLPoints and MOLPay, despite the decline in MMOG.asia revenue over the corresponding quarter. MOLReloads’ grew marginally over the corresponding quarter.

•
MOLPoints’ segment revenue increased by 12.7% to MYR30.5 million (US$9.3 million) in the third quarter of 2014 from MYR27.1 million in the corresponding period of 2013 primarily due to increased MOLPoints’ volumes in Thailand and an increase in revenue share in Malaysia, partially offset by decreased volume in Turkey.

•
MOLReloads’ segment revenue increased by 3.0% to MYR9.4 million (US$2.9 million) in the third quarter of 2014 from MYR9.1 million in the corresponding period of 2013 primarily due to increased volume in Malaysia.

•
MOLPay’s segment revenue increased by 48.7% to MYR3.6 million (US$1.1 million) in the third quarter of 2014 from MYR2.4 million in the corresponding period of 2013 primarily due to increased volume in Vietnam.

•
MMOG.asia’s segment revenue decreased by 36.7% to MYR3.9 million (US$1.2 million) in the third quarter of 2014 from MYR6.2 million in the corresponding period of 2013 primarily due to decreased volume resulting from a rapid shift from online to mobile gaming, which has resulted in the declining popularity of the Company’s legacy online games. This decrease was further compounded by technical delays in introducing and monetizing new mobile games on the Company’s platform.

DIRECT COST AND OTHER ANCILLARY EXPENSES
Direct cost and other ancillary expenses increased by 32.2% to MYR22.4 million (US$6.8 million) in the third quarter of 2014 from MYR16.9 million in the corresponding period of 2013.

•
MOLPoints’ segment direct cost and other ancillary expenses increased by 30.7% to MYR15.7 million in the third quarter of 2014 from MYR12.0 million in the corresponding period in 2013 due to increased volumes outside of Malaysia, where channel costs are higher than in Malaysia.

•
MOLReloads’ segment direct cost and other ancillary expenses increased by 28.0% to MYR4.3 million in the third quarter of 2014 from MYR3.3 million in the corresponding period in 2013 due to increased volume.

•
MOLPay’s segment direct cost and other ancillary expenses increased by 59.8% to MYR2.2 million in the third quarter of 2014 from MYR1.4 million in the corresponding period in 2013 due to increased volume and higher channel costs in Vietnam.

•
MMOG.asia’s segment direct cost and other ancillary expenses declined by 16.2% to MYR0.15 million in the third quarter of 2014 from MYR0.18 million in the corresponding quarter due to decreased volume.

GROSS PROFIT (1)
Gross profit decreased by 10.4% to MYR25.3 million (US$7.7 million) in the third quarter of 2014 from MYR28.2 million in the corresponding period of 2013. The decline was primarily driven by decreased segment gross profit in MMOG.asia, which has a higher gross profit margin than our other segments.

•	MOLPoints’ segment gross profit decreased by 1.7% to MYR14.8 million in the third quarter of 2014 from MYR15.1 million for the same period in 2013 due to increased volume.

•	MOLReloads’ segment gross profit decreased by 11.5% to MYR5.1 million in the third quarter of 2014 from MYR5.8 million for the same period in 2013 due to lower revenue share.

•
MOLPay’s segment gross profit increased by 34.0% to MYR1.4 million in the third quarter of 2014 from MYR1.0 million for the same period in 2013 due to increased volume, partially offset by lower gross profit from newly signed large merchants.

•	MMOG.asia’s segment gross profit decreased by 37.3% to MYR3.8 million in the third quarter of 2014 from MYR6.1 million for the same period in 2013 due to declining popularity of legacy games.

OPERATING EXPENSES (2)
Total operating expenses for the third quarter of 2014 increased by 8.1% to MYR20.8 million (US$6.3 million) from MYR19.2 million in the corresponding period of 2013. This increase was primarily attributable to an increase in employee expenses.

PROFIT FROM OPERATIONS
Profit from operations in the third quarter of 2014 decreased by 50.0% to MYR4.5 million (US$1.4 million) from MYR9.0 million in the corresponding period of 2013. This was mainly due to lower gross profit contribution from MMOG.asia and higher employee expenses.
________________________
(1)	Gross profit is determined by revenue less direct cost and other ancillary expenses.
(2)	Total operating expenses included employee expenses, depreciation and amortization, marketing, advertising and promotion, communication and travelling, office related and other expenses.

ADJUSTED EBITDA
Adjusted EBITDA in the third quarter of 2014 decreased by 28.5% to MYR10.8 million (US$3.3 million) from MYR15.1 million in the corresponding period of 2013.

OTHER INCOME
Other income decreased by 20.2% to MYR0.5 million (US$0.1 million) in the third quarter of 2014 from MYR0.6 million in the corresponding period of 2013.

PROFIT FOR THE PERIOD
Profit for the period decreased by 65.3% to MYR3.0 million (US$0.9 million) in the third quarter of 2014 from MYR8.5 million in the corresponding period of 2013.

PROFIT ATTRIBUTABLE TO SHAREHOLDERS
Profit attributable to shareholders of MOL Global Inc. decreased 61.5% to MYR2.4 million (US$0.7 million) in the third quarter of 2014 from MYR6.3 million in the corresponding period of 2013.

EARNINGS PER ADS
Earnings per ADS in the third quarter of 2014 decreased by 61.8% to Malaysian sen 4.09 (US$0.01), from Malaysian sen 10.72 in the corresponding period of 2013.

DILUTED EARNINGS PER ADS
Diluted earnings per ADS in the third quarter of 2014 decreased by 61.9% to Malaysian sen 4.08 (US$0.01), from Malaysian sen 10.72 in the corresponding period of 2013.

BALANCE SHEET
As of September 30, 2014, MOL had cash and cash equivalents of MYR60.3 million (US$18.4 million) and total borrowings of MYR72.6 million (US$22.1 million).

SHARES OUTSTANDING
As of September 30, 2014, the Company had a total of 60.0 million common shares outstanding, or the equivalent of 60.0 million ADSs outstanding. As of October 9, 2014, after the IPO, the Company had a total of 67.5 million common shares outstanding, of which 13.5 million are in the form of ADSs.

Exchange Rate

This press release contains translations of certain Ringgit amounts into U.S. dollars solely for the convenience of readers. Unless otherwise noted, all translations from Ringgit to U.S. dollars, in this press release, were made at a rate of MYR3.2790 to US$1.00, the noon buying rate in effect on September 30, 2014 in the City of New York for cable transfers in Ringgit per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Recent Developments:

Certain Errors in the Company’s Revenue and Direct Cost and Other Ancillary Expenses in its Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Six Month Periods ended June 30, 2013 and 2014, the Three Month Periods ended March 31, 2014 and June 30, 2014 and the year ended December 31, 2013.

During the course of the Company’s review of its financial results for the third quarter of 2014, the Company’s auditor discovered that its Vietnamese subsidiary, Nganluong Joint Stock Company (“Nganluong”), which was acquired by the Company in March 2013, reported revenue from its payment business on a gross basis, and accounted for the corresponding fees payable to merchants being included in direct cost and other ancillary expenses. However, the Company’s accounting policy is to account for such transactions on a net basis because the Company acts as an agent with respect to these revenue arrangements, such that the corresponding fees payable to merchants should have been netted out of revenue and not included in direct cost and other ancillary expenses.  The effect of the errors was to overstate the Revenue and Direct Cost and Other Ancillary Expenses line items by equal amounts in the Company’s consolidated statements of profit or loss and other comprehensive income for the six month periods ended June 30, 2013 and 2014 and the year ended December 31, 2013. The errors do not affect any other items (including the implied gross profit and the published net income) in the Company’s consolidated statements of profit or loss and other comprehensive income for the six month periods ended June 30, 2013 and 2014, respectively, and for the year ended December 31, 2013.

The effects of such errors on the consolidated statements of profit or loss and other comprehensive income of the Company (with percentages against corrected amounts) were that:

(i)
revenues have been overstated by MYR1.3 million (1.7%) and MYR9.3 million (9.7%) for the six month periods ended June 30, 2013 and 2014, respectively, by RM2.1 million (4.5%) and RM7.2 (14.7%) for the three month periods ended March 31, 2014 and June 30, 2014, respectively, and by RM3.7 million (2.2%) for the year ended December 31, 2013; and

(ii)
direct cost and other ancillary expense have been overstated by MYR1.3 million (4.0%) and MYR9.3 million (21.7%) for the six month periods ended June 30, 2013 and 2014, respectively, by RM2.1 million (10.2%) and RM7.2 (32.2%) for the three month periods ended March 31, 2014 and June 30, 2014, respectively, and by MYR3.7 million (5.7%) for the year ended December 31, 2013.

The Company has considered the changes in accounting for payments on a gross basis rather than a net basis on the revenue and direct cost and ancillary expenses from the Vietnam operation (NganLuong) and determined not to restate its financial statements for the full year or any interim period in 2013. In relation to the relevant financial periods of 2014, the Company finds it is appropriate to restate the financial statements for the three month periods ended March 31, 2014 and June 30, 2014 and six months period ended June 30, 2014, respectively.

NASDAQ’s Temporary Trading Halt on MOL’s ADS’s

On Monday, November 24, 2014, following the Company’s announcement of a delay in the release of its third quarter 2014 financial results and the resignation of the Company’s Group Chief Financial Officer, NASDAQ placed a T12 temporary trading halt on MOL’s ADSs. NASDAQ has now formally requested certain information from the Company relating to the delays in the release of its third quarter financial results and such resignation. The Company has been working expeditiously to respond to NASDAQ’s request in order that trading of its ADSs may resume as soon as possible.

Resignation of Mr. Allan Wong as Chief Financial Officer

The Company announced in its release on November 20, 2014 that Mr. Allan Wong, who joined the Company in August 2014, tendered his resignation as the Group Chief Financial Officer of the Company due to personal reasons. Mr. Wong subsequently met with the Company’s independent auditor to discuss the reasons for his resignation, and the chairman of the Company’s Audit Committee also phoned Mr.

Wong and spoke with him regarding his resignation.  Mr. Wong reiterated in those discussions that his resignation was for personal reasons and was not related to any accounting or financial reporting matters.

Class Action Complaints

Two putative class action complaints have been filed against the Company and certain of its officers and directors alleging certain untrue statements and omissions in its registration statement and prospectus for the Company’s initial public offering and seeking unspecified damages and other relief.

Share Repurchase Program

The Company believes that the decline in the trading price of its American Depositary Shares (“ADSs”) since the announcement on November 20, 2014 has been excessive, and that the ADSs of the Company represent good value at their last sale market price. In view of the aforesaid, the Company believes that purchasing its ADSs at reasonable prices is an excellent use of the Company's capital and will increase shareholder value over time.

Accordingly, the Company’s Board of Directors has approved a share repurchase program, authorizing the Company to repurchase at any time during the next twelve months an aggregate of up to US$15 million of ADSs, from time to time, subject to customary blackout periods, including periodic blackout periods pending the release of its financial results. Any ADSs purchased by the Company under this program will be cancelled with the underlying common stock held in treasury. Purchases by the Company under the share repurchase program may be made from time to time at prevailing market prices in open market purchases, privately negotiated transactions, block purchases or otherwise, as determined by the Company’s management. The purchases will be funded from the Company’s cash balances.

The timing, frequency and amount of repurchase activity will depend on a variety of factors such as levels of cash generation from operations, cash requirements for investment in the Company’s business, current stock price, market conditions and other factors. The share repurchase program may be suspended, modified or discontinued at any time and has no set expiration date.

Mr. Ganesh Kumar Bangah, Chief Executive Officer of MOL, has also informed the Company's Board of Directors that he plans to purchase at any time during the next twelve months an aggregate of up to US$500,000 of ADSs, from time to time, subject to customary blackout periods, including periodic blackout periods pending the release of the Company's financial results.

About MOL Global, Inc.

MOL Global, Inc. (NASDAQ: MOLG) is a leading e-payment enabler for online goods and services in emerging and developed markets. MOL operates a payments platform that connects consumers with digital content providers, telecommunications service providers and online merchants by providing a vast network of distribution channels that accepts cash and online payment methods. Its physical distribution network comprises more than 970,000 locations in 13 countries across 4 continents. The Company also has mobile payment channels, electronic distribution channels that accept major credit cards and online banking from more than 100 banks.

For more information, please visit ir.mol.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident," "target," "going forward"  and similar statements. Among other things, our strategic and operational plans contain forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in each of the markets in which we operate; changes in our revenues and certain cost or expense items as a percentage of our revenues; and the expected growth of the e-payment market and the number of e-payment users. Further information regarding these and other risks is included in our filings with the Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and we undertake no duty to update such information, except as required under applicable law.

About Non-IFRS Financial Measures

To supplement our consolidated financial results presented in accordance with International Financial Reporting Standards ("IFRS"), we present adjusted EBITDA, which is a non-IFRS financial measure. You should not consider adjusted EBITDA as a substitute for or superior to profit for the period prepared in accordance with IFRS. Furthermore, because adjusted EBITDA is not determined in accordance with IFRS, it is susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by the age and book depreciation of fixed assets (affecting relative depreciation and amortization expenses), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting unrealized gain/(loss) on foreign exchange and realized gain/(loss) on foreign exchange), variations in capital structures (affecting interest income and interest expenses), provision for impairment loss on trade and other receivables, share of results of operation of associates and tax positions (affecting income tax expenses) (such as the impact on periods or companies of changes in effective tax rates). In addition, adjusted EBITDA the non-cash impact of changes in the fair value of derivative, that, in each case, we do not believe reflect the underlying performance of our business.

Some limitations of adjusted EBITDA are that: (i) adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;  and (ii) adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future.

The following table reconciles adjusted EBITDA to profit for the period for the three months ended September 30, 2013 and 2014:

	For the three months ended
	September 30,	September 30,
	2013	2014

(All numbers in thousands)	MYR	MYR

Profit for the period	8,484	2,947
Plus:
Total depreciation and amortization	5,351	5,850
Share of results of associates	5	(8)
Unrealized (gain)/loss on foreign exchange	(94)	257
Realized loss on foreign exchange	249	44
Derivative fair value adjustment	165	-
Interest income	(198)	(350)
Interest expense	1,258	1,702
Income tax (income)/expense	(168)	327

Adjusted EBITDA	15,052	10,769

MOL GLOBAL, INC. AND SUBSIDIARIES
(Incorporated in the Cayman Islands)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(UNAUDITED)

	For the three months ended			For the nine months ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2013	2014	2014	2013	2014	2014

(In thousands)	MYR	MYR	USD	MYR	MYR	USD

Revenue	45,173	47,702	14,548	123,913	143,453	43,749
Direct cost and other ancillary expenses	(16,941)	(22,396)	(6,830)	(50,501)	(65,235)	(19,895)
Employee expenses	(7,767)	(8,952)	(2,730)	(22,248)	(25,621)	(7,814)
Depreciation and amortization expenses	(5,351)	(5,850)	(1,784)	(15,080)	(17,200)	(5,246)
Marketing, advertising and promotion
expenses	(2,236)	(1,684)	(514)	(6,002)	(4,038)	(1,231)
Communication and travelling expenses	(1,512)	(1,845)	(563)	(4,209)	(5,027)	(1,533)
Office related expenses	(979)	(1,082)	(330)	(2,843)	(3,179)	(970)
Other operating expenses	(1,396)	(1,394)	(425)	(3,487)	(5,770)	(1,760)

Profit from operations	8,991	4,499	1,372	19,543	17,383	5,300
Other income	753	469	143	2,611	6,216	1,896
Non-operating expenses	(165)	-	-	(472)	-	-
Finance costs	(1,258)	(1,702)	(519)	(3,760)	(4,313)	(1,315)
Share of results of associates	(5)	8	2	(11)	(102)	(31)

Profit before tax	8,316	3,274	998	17,911	19,184	5,850
Income tax income/(expense)	168	(327)	(100)	(619)	(726)	(221)

Profit for the period	8,484	2,947	898	17,292	18,458	5,629

Profit for the period attributable to:-
Owners of the Company	6,311	2,428	740	11,392	13,622	4,154
Non-controlling interest	2,173	519	158	5,900	4,836	1,475

	8,484	2,947	898	17,292	18,458	5,629

Weighted average ordinary shares (number in thousands)
Basic	58,897	59,391	59,391	58,897	59,391	59,391
Diluted	58,897	59,537	59,537	58,897	59,537	59,537

Pro-forma weighted average ordinary shares (number in thousands)(1)
Basic		67,504	67,504		67,504	67,504
Diluted		70,831	70,831		70,831	70,831

Earnings per share
Basic (sen(2)/cents)	10.72	4.09	1.25	19.34	22.94	6.99
Diluted (sen(2)/cents)	10.72	4.08	1.24	19.34	22.88	6.98

Proforma earnings per share
Basic (sen(2)/cents)		3.60	1.10		20.18	6.15
Diluted (sen(2)/cents)		3.43	1.04		19.23	5.86

(1)
Pro-forma weighted average ordinary shares was determined for Basic EPS after giving effect to: (i) weighted average ordinary shares carry forward as of December 31, 2013 of 58,897,320; (ii) the issuance of 7,485,030 shares in the initial public offering; and (iii) the issuance of 543,267 ordinary shares to entities controlled by certain shareholders of MOL Thailand, 513,468 ordinary shares to the former minority shareholder of MyCNX and 65,349 ordinary shares to Javelin Venture Partners. For Diluted EPS, other than the above mentioned ordinary shares considered during the period, pro-forma weighted average ordinary shares includes effect of ordinary shares granted to the Company's employees, officers and directors under the Share Incentive Plan  amounting to 3,326,399 shares.

(2)	Sen is a unit of Malaysian currency. One hundred sen equal one Malaysian Ringgit.

The Company’s Vietnamese subsidiary, Nganluong Joint Stock Company (“Nganluong”), which was acquired by the Company in March 2013, has accounted for revenue from its payment transfer business on a gross basis, and accounted for the fees payable to merchants as direct cost and other ancillary expenses. However, the Company’s group accounting policy on such transactions is to present revenue on a net basis, as it acts as an agent on these revenue arrangements.   Accordingly, the Company's revenue and direct cost and other ancillary expenses for the three months period ended 31 March 2014 and 30 June 2014 and six months period ended 30 June 2014 were restated to reflect the presentation of Nganloung's revenue at net basis. The Company’s gross profit and net income are not affected by these errors.

The table below includes the effect of restated condensed interim consolidated statements of profit or loss and other comprehensive income.

	For the three months ended			For the three months ended			For the six months ended
	March 31,	March 31,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2014	2014	2014	2014	2014	2014	2014	2014	2014
	As previously reported	As restated	As restated	As previously reported	As restated	As restated	As previously reported	As restated	As restated
	MYR	MYR	USD	MYR	MYR	USD	MYR	MYR	USD

Revenue	48,625	46,550	14,266	56,438	49,201	15,330	105,063	95,751	29,834
Direct cost and other ancillary expenses	(22,431)	(20,356)	(6,238)	(29,720)	(22,483)	(7,005)	(52,151)	(42,839)	(13,348)

MOL GLOBAL, INC. AND SUBSIDIARIES
(Incorporated in the Cayman Islands)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(UNAUDITED)

	For the three months ended			For the nine months ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2013	2014	2014	2013	2014	2014

(In thousands)	MYR	MYR	USD	MYR	MYR	USD
Profit for the period	8,484	2,947	898	17,292	18,458	5,629
Other comprehensive loss, net of tax
Items that will not be reclassified subsequently to profit or loss:-
Exchange differences on translating foreign operations	(74)	(501)	(153)	(2,953)	(1,752)	(534)
Other comprehensive loss for the period, net of tax	(74)	(501)	(153)	(2,953)	(1,752)	(534)
Total comprehensive income for the period	8,410	2,446	745	14,339	16,706	5,095
Total comprehensive income for the period attributable to:-
Owners of the Company	5,803	1,891	576	9,396	12,358	3,769
Non-controlling interest	2,607	555	169	4,943	4,348	1,326
	8,410	2,446	745	14,339	16,706	5,095

MOL GLOBAL, INC. AND SUBSIDIARIES
(Incorporated in the Cayman Islands)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(UNAUDITED)

	For the six months ended
	June 30,	June 30,
	2014	2014

	As previously reported	As restated
(In thousands)	MYR	MYR

Revenue	105,063	95,751
Direct cost and other ancillary expenses	(52,151)	(42,839)
Employee expenses	(16,669)	(16,669)
Depreciation and amortization expenses	(11,350)	(11,350)
Marketing, advertising and promotion expenses	(2,354)	(2,354)
Communication and travelling expenses	(3,182)	(3,182)
Office related expenses	(2,097)	(2,097)
Other operating expenses	(4,376)	(4,376)
Profit from operations	12,884	12,884

Other income	5,747	5,747
Finance costs	(2,611)	(2,611)
Share of results of associates	(110)	(110)

Profit before tax	15,910	15,910
Income tax expense	(399)	(399)
Profit for the period	15,511	15,511

Profit for the period attributable to:-
Owners of the Company	11,194	11,194
Non-controlling interest	4,317	4,317
	15,511	15,511

Weighted average ordinary shares (number in thousands)
Basic	59,084	59,084
Diluted	59,084	59,084

Earnings per share
Basic (sen)	18.94	18.94
Diluted (sen)	18.94	18.94

The above financial information for the six months period ended June 30, 2014 are presented to restate the condensed interim consolidated financial statements included in the registration statement (No. 333-197401) on Form F-1 filed by the Company,  to correct the presentation errors as explained in this release.

MOL GLOBAL, INC. AND SUBSIDIARIES
(Incorporated in the Cayman Islands)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,	September 30,	September 30,
	2013	2014	2014
	(Audited)	(Unaudited)	(Unaudited)
(In thousands)	MYR	MYR	USD
ASSETS
Non-current assets
Property, plant and equipment	8,653	11,406	3,478
Investment property	2,394	2,374	724
Investment in associates	78	86	26
Development expenditure	5,187	6,080	1,854
Intangible assets	138,889	158,546	48,352
Finance lease receivables	507	488	149
Deferred tax assets	203	1,151	351
Total non-current assets	155,911	180,131	54,934

Current assets
Inventories	23,693	17,787	5,425
Trade receivables	33,820	43,114	13,149
Other receivables, deposits and prepaid expenses	14,009	32,797	10,002
Amount due from associates	217	-	-
Amount due from other related parties	585	6,597	2,012
Finance lease receivables	66	90	27
Cash and cash equivalents	49,729	60,327	18,398
Restricted cash	4,832	5,898	1,799
Tax recoverable	56	-	-
Total current assets	127,007	166,610	50,812
Total assets	282,918	346,741	105,746

EQUITY AND LIABILITIES
Capital and reserves
Share capital	9,816	13,486	4,113
Reserves	24,625	(2,652)	(809)
Equity attributable to owners of the Company	34,441	10,834	3,304
Non-controlling interests	30,620	10,448	3,186
Total equity	65,061	21,282	6,490

Non-current liabilities
Borrowings	3,384	2,956	901
Pension liability	95	383	117
Deferred tax liabilities	9,658	8,154	2,487
Total non-current liabilities	13,137	11,493	3,505

Current liabilities
Trade payables	48,009	71,863	21,916
Other payables and accrued expenses	22,292	128,665	39,239
Derivative financial liabilities	26,164	-	-
Amount due to other related parties	30,748	24,822	7,570
Borrowings	69,631	69,664	21,246
Deferred revenue	6,297	17,586	5,363
Tax liabilities	1,579	1,366	417
Total current liabilities	204,720	313,966	95,751
Total liabilities	217,857	325,459	99,256
Total equity and liabilities	282,918	346,741	105,746

Supplementary Financial Data (Non-IFRS Financial Measures)

The following table reconciles adjusted EBITDA to profit for the period:-

	For the three months ended			For the nine months ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2013	2014	2014	2013	2014	2014

(In thousands)	MYR	MYR	USD	MYR	MYR	USD

Profit for the period	8,484	2,947	898	17,292	18,458	5,629
Plus:
Total depreciation and amortization	5,351	5,850	1,784	15,080	17,200	5,246
Impairment loss on trade and other receivables	-	-	-	-	7	2
Share of results of associates	5	(8)	(2)	11	102	31
Unrealized (gain)/loss on foreign exchange	(94)	257	78	(102)	363	111
Realized loss on foreign exchange	249	44	13	50	184	56
Derivative fair value adjustment	165	-	-	(338)	(3,736)	(1,139)
Interest income	(198)	(350)	(107)	(567)	(929)	(283)
Interest expense	1,258	1,702	519	3,760	4,313	1,315
Income tax (income)/expense	(168)	327	100	619	726	221

Adjusted EBITDA	15,052	10,769	3,283	35,805	36,688	11,189

Supplementary Operating Data

	For the three months ended			For the nine months ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2013	2014	2014	2013	2014	2014

	MYR	MYR	USD	MYR	MYR	USD

Volume (In thousands)
MOLPoints(1)	157,107	177,452	54,118	423,742	515,801	157,304
MOLReloads(2)	321,155	359,701	109,698	902,883	1,000,863	305,234
MOLPay(3)	39,891	105,405	32,145	96,787	228,965	69,828
MMOG.Asia(4)	8,456	4,920	1,500	24,530	18,081	5,514

(1)
MOLPoints volume is the total retail value of content purchased through redemption of vouchers for games and other digital content provided by content providers using MOLPoints during the period. Volume comprises (i) volume from registered consumer members, which is the total volume of content purchased through redemptions of MOLPoints in registered MOLPoints accounts during a period; (ii) consumer direct purchase volume, which is the total volume of content purchased by end-users through redemptions of MOLPoints directly from content providers during a period without creating a registered MOLPoints account; and (iii) direct channel volume, which is the total volume of content purchased through redemptions of MOLPoints during a period by cybercafés and distributors that redeem MOLPoints for digital content that the cybercafés and distributors sell to end-users. MOLPoints volume tends to be significantly greater than MOLPoints revenue, which excludes amounts that we pay to digital content providers pursuant to our revenue sharing arrangements.

(2)
MOLReloads volume is the total retail value of pre-paid mobile airtime distributed by MOLReloads during a period. MOLReloads volume tends to be significantly greater than MOLReloads revenue, which excludes amounts that we pay to mobile airtime providers pursuant to our revenue sharing arrangements.

(3)
MOLPay volume is the total value of payments processed by MOLPay during a period. MOLPay volume tends to be significantly greater than MOLPay revenue, which excludes amounts paid to financial institutions.

(4)	MMOG.asia volume is the total retail value of content sold by MMOG.asia during the preceding twelve months.

Investor Relations Contact

MOL Global, Inc.
Alvin Tan
Tel: +65-6221-5680
Email: IR@mol.com

ICR, Inc.
Calvin Jiang
Tel: +1 (646) 405-4884
Email: IR@mol.com